FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For February 21, 2017

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000

Edinburgh EH12 1HQ

________________________________________________

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File Nos. 333-203157 and 333-203157-01) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

The Royal Bank of Scotland Group plc

17 February 2017

Update on RBS’s remaining State Aid obligation regarding the business previously described as Williams & Glyn

RBS has been informed by HM Treasury (“HMT”) that the Commissioner responsible for EU competition policy plans to propose to the College of Commissioners to open proceedings to gather evidence on an alternative plan for RBS to meet its remaining State Aid obligations. If adopted, this alternative plan would replace the existing requirement to achieve separation and divestment by 31 December 2017 of the business previously described as Williams & Glyn. As previously disclosed, none of the proposals to acquire the business received by RBS can deliver a full separation and divestment before the 31 December 2017 deadline.

RBS has agreed that HMT will now seek formal amendment to RBS’s State Aid commitments to pave the way for the Commissioner to propose to open proceedings, as described above. In addition to the Commission’s proceedings, HMT will carry out a market testing exercise in parallel. The opening of the Commission’s proceedings does not prejudge the outcome of the investigation.

The plan envisages that RBS will deliver the following revised package of remedies to promote competition in the market for banking services to small and medium enterprises (“SMEs”) in the UK:

•	A fund, administered by an independent body, that eligible challenger banks can access to increase their business banking capabilities;

•	Funding for eligible challenger banks to help them incentivise SMEs to switch their accounts from RBS paid in the form of “dowries” to eligible challenger banks;

•	RBS granting business customers of eligible challenger banks access to its branch network for cash and cheque handling, to support the measures above; and

•	An independent fund to invest in fintech to support the business banking of the future.

Ross McEwan, RBS CEO, said “Today’s proposal would provide a path to increased competition in the SME market place. If agreed it would deliver an outcome on our EC State Aid divestment obligations more quickly and with more certainty than undertaking a difficult and complex sale and would provide much needed certainty for customers and staff.”

RBS has taken a £750 million provision within its 2016 Annual Results as a consequence of today’s proposal. This represents our best estimate of the cost of the above package of remedies at this juncture.

Our Q3 2016 Financial Supplement disclosed a breakdown of Williams & Glyn's income and customer loans and advances between Retail and Commercial as set out in the table below.

Subject to the plan becoming finalised and further discussions with the EC and HMT we will assess the timing and manner in which we reincorporate the business into the RBS franchises. This reintegration would likely create some additional restructuring charges during 2017 and 2018.

RBS will be publishing its 2016 Annual Results on 24 February 2017.

For enquiries please contact:

Investor Relations

Alexander Holcroft

Head of Equity Investor Relations

+44 (0) 20 7672 1758

Matthew Richardson

Head of Fixed Income Investor Relations

+44 (0) 20 7678 1800

RBS Media Relations

+44 (0) 131 523 4205

Additional information:

Our Q3 2016 Financial Supplement disclosed a breakdown of Williams & Glyn's income and customer loans and advances between Retail and Commercial as set out in the table below

Segment Performance

Williams & Glyn
	2015	2016
	Q3 YTD	Q3 YTD
Income statement (1)	£m	£m

Analysis of income by product
Retail	355	351
Commercial	270	269
Total income	625	620
Analysis of impairments by sector
Retail	15	21
Commercial	(20)	10
Total impairment losses/(releases)	(5)	31

	2015	2016
	30 September	30 September
Balance sheet (1)	£bn	£bn
Loans and advances to customers (gross)
- Retail	11.4	12.2
- Commercial	8.9	8.6
Total loans and advances to customers (gross)	20.3	20.8

Note:
Williams & Glyn refers to the business formerly intended to be divested as a separate legal entity and comprises RBS England and Wales branch-based businesses, along with certain small and medium enterprises and corporate activities across the UK.

This announcement Includes Inside information which is a disclosure required by the European Union Market Abuse Regulation EU 596/2014 of 16 April 2014. “Inside Information” is used as defined in that Regulation.

Forward-looking statements

This announcement contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including those related to RBS and its subsidiaries' regulatory capital position and requirements, financial position, future pension funding requirements, on-going litigation and regulatory investigations, profitability, impairment losses and credit exposures under certain specified scenarios. In addition, forward-looking statements may include, without limitation, statements typically containing words such as "intends", "expects", "anticipates", "targets", "plans", "believes", "risk", "estimates" and words of similar import. These statements concern or may affect future matters, such as RBS's future economic results, business plans and current strategies. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, legislative, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, exchange rate fluctuations and general economic conditions. These and other factors, risks and uncertainties that may impact any forward-looking statement or RBS's actual results are discussed in RBS's UK Annual Report and Accounts and materials filed with, or furnished to, the US Securities and Exchange Commission, including, but not limited to, RBS's Reports on Form 6-K and most recent Annual Report on Form 20-F. The forward-looking statements contained in this announcement speak only as of the date of this announcement and RBS does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise, except to the extent legally required.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)
Date:	February 21, 2017	By:	/s/ Mark Stevens
			Name:	Mark Stevens
			Title:	Assistant Secretary